UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 16, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       Transfer of special share for EUR 0.48, dated December 16, 2005.

Press release

Date
16 December 2005
Number
Transfer of special share for EUR 0.48	061pe

Following the recent reduction by the Dutch State of its shareholding in KPN (the sale of 165 million ordinary shares on 7 December lowering its shareholding in the company to approximately 8%), KPN and the State have now reached agreement on the transfer and disposal of the State’s special share in KPN.  Effective as of today, KPN has repurchased the special share for its nominal value of 48 eurocents, as provided in the Articles of Association.

At the next Annual General Meeting of Shareholders on April 11th, 2006, KPN will propose an amendment to the Articles of Association to fully annul the special share. In the mean time, KPN will not sell or otherwise use the special share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 16, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel